As filed with the Securities and Exchange Commission on May 30, 2002


                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                Results for the three months ended March 31, 2002


                             DYNEA INTERNATIONAL OY

                      13 Snellmaninkatu, Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F  |X|                                  Form 40-F  |_|


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

           Yes   |_|                                    No  |X|


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                  N/A

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          DYNEA INTERNATIONAL OY


                                          By: /s/ Filip Frankehaeuser
                                              ------------------------
                                              Name:  Filip Frankehaeuser
                                              Title: Chief Financial Officer

Date: May 30, 2002
Management discussion and analysis

This discussion and analysis should be read together with the combined and consolidated financial statements of Dynea International, and the notes related to those financial statements.

Some statements in this discussion are not historical facts and are "forward-looking." Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements or industry results to be materially different from those expressed or implied by those forward-looking statements. A discussion of important factors that could cause our actual results of operations or financial condition to differ from expectations has been set forth in the prospectus and should be read in conjunction with this discussion. In addition, other factors may have been or may be discussed from time to time in our published reports. Our results for the period from January 1, 2002 to March 31, 2002 are not necessarily indicative of results that will be achieved during the year ending December 31, 2002.

The segments listed below are described in this MD&A:

Bonding & Surfacing consists of Dynea International's bonding and surfacing manufacturing operations, which includes resins, wood and specialty adhesives and paper overlay products.

Oil Field Chemicals includes oil field chemical production operations for chemicals that are used to facilitate oil production and transportation.

Other Operations includes several small non-core operations such as a polyvinyl chloride manufacturing plant in Finland, and certain corporate functions and treasury operations. These results also include Det Gjensidige Forsikringsselskap Explosionskade ("DGFE"), a captive insurance company, that insures Dyno and affiliated companies primarily for risks related to its explosives business. This captive insurance company is in the process of being liquidated and its operations are no longer significant to Dynea International.

Operations that have been sold

Polyester consisted of Dynea International's unsaturated polyester resins and gelcoat manufacturing operations, which customers use in the building and construction, land transport and marine industries. These operations were sold in April 2001.

Operating results for the three months period ended March 31, 2002 compared to operating results for the three month period ended March 31, 2001

The financial data for the three month period set out below are derived from Dynea International's consolidated profit and loss accounts for that period.

These historical financial statements were prepared in accordance with IAS.

                                                 3 months ended  3 months ended
                                                 March 31, 2002  March 31, 2001

                                                         (euro millions)
Sales
    Bonding & Surfacing........................            213.0           241.6
    Oil Field Chemicals........................             18.9            14.7
    Other Operations...........................              6.3             6.8
    Operations That Have Been Sold.............              0.0              31
                                                  --------------  --------------
 Total......................................               238.2           294.1

Primary Operating Expenses(1)
    Bonding & Surfacing........................            188.1           220.4
    Oil Field Chemicals........................             17.0            13.2
    Other Operations...........................              7.4             8.8
    Operations That Have Been Sold.............              0.0            28.4
                                                  --------------  --------------
    Total......................................            212.5           270.8

EBITDA(2)
    Bonding & Surfacing........................             24.9            21.2
    Oil Field Chemicals........................              1.9             1.5
    Other Operations...........................             -1.1            -1.9
    Operations That Have Been Sold.............              0.0             2.5
                                                  --------------  --------------
    Total......................................             25.7            23.3

Depreciation and Amortization
    Bonding & Surfacing........................              9.4            10.0
    Oil Field Chemicals........................              0.3             0.2
    Other Operations...........................              3.9             3.7
    Operations That Have Been Sold.............              0.0             1.2
                                                  --------------  --------------
    Total......................................             13.6            15.1

Restructuring and Impairment
    Bonding & Surfacing........................              0.0             0.1
                                                  --------------  --------------
    Total......................................              0.0             0.1

Operating Profit
    Bonding & Surfacing........................             15.5            11.1
    Oil Field Chemicals........................              1.6             1.3
    Other Operations...........................             -5.0            -5.6
    Operations That Have Been Sold.............              0.0             1.3
                                                  --------------  --------------
    Total......................................             12.1             8.1
    Finance Costs..............................             12.9            20.1
    Shares of Results of Associates and Joint
       Ventures................................             -1.1             5.2
    Income Tax Expense.........................              1.4             1.7
    Minority Interest Expense..................              0.9             0.6
    Net Loss                                                -4.2            -9.1
                                                  ==============  ==============

(1) Primary operating expenses represent changes in inventories of finished goods and work in progress, raw materials and consumables used, services and rents, staff costs, and other operating expense, offset by other operating income less restructuring and impairment charges.

(2) EBITDA, as defined by the company, represents operating income excluding restructuring and impairment charges and depreciation and amortization charges. Because EBITDA is not calculated identically by all companies the presentation herein may not be comparable to other similarly titled measures of other companies.


Note: for reference quarterly sales and operating profit for the year 2001 for the segment Oil Field Chemicals

3 months ended     June 30, 2001      September 30, 2001     December 31, 2001

Sales               (euro)15.8           (euro)16.2             (euro)19.9
Operating profit     (euro)1.7            (euro)1.2              (euro)1.3


Sales


Sales for Dynea International decreased 19% in the first quarter of 2002 to
(euro)238.2 million from (euro)294.1 million in the first quarter of 2001.

Bonding and Surfacing

Sales from bonding and surfacing decreased 12% to (euro)213.0 million in the first quarter 2002 from (euro)241.6 million in the first quarter of 2001. Sales volumes for resins products compared to the same period last year remained essentially constant (decreased by 0.4%). For paper overlay products volumes increased 3%. The decrease in sales value is attributable to the fact that prices for our resin products were lower in the first quarter of 2002 than in the first quarter of 2001 due to lower raw material prices, which we were required to pass on to our customers. In North America the demand for panelboard resin products improved in the first quarter of 2002, and consequently volumes increased. Although the price for our resin products decreased in North America, margins were maintained at the same level as in first quarter 2001. In Europe, the downturn in the German construction industry continues and thus our volumes in this market decreased during the first quarter of 2002. In Asia Pacific, sales and volume development declined slightly compared to the previous corresponding period, but we have been able to maintain prices at levels closer to those charged when raw material prices were higher.

Oil Field Chemicals

Sales from oil field chemicals increased 29% to (euro)18.9 million in the first quarter of 2002. A substantial part of this increase is due to the fact that during the first quarter of 2001 there were accidents at two main customer sites that reduced orders for our oil field chemicals products. It is further attributable to increased deliveries on our European market for the first quarter of 2002.

Other operations

Sales in other operations result mainly from the operations of the PVC manufacturing plant, and there was no significant change within this segment, sales value for the first quarter of 2002 was (euro)6.3 million compared to
(euro)6.8 million for the first quarter of 2001.

Operations that have been sold

Sales decreased to nil from (euro)31 million, due to sale of our polyester business in April 2001.There are no businesses reported in this segment during the first quarter 2002.

Operating profit

Bonding and Surfacing

Operating profit for this segment increased 40% to (euro)15.5 million from
(euro)11.1 million.

This increase is mainly attributable to the decrease in operating expenses during this period; they decreased 15%, to (euro)188.1 million from (euro)220.4 million. Main raw material prices for these products (methanol, phenol, urea and melamine) have decreased substantially. Average methanol prices have decreased 50% and the others between 10 and 30% when comparing the first quarter of 2001 to the same period in 2002. During the whole year of 2001 the raw material prices showed a decreasing trend and reached their lowest point during the fourth quarter. The prices we charge under our contracts are often subject to an adjustment on a periodic basis based on raw material costs, but also on general market condition. In North America and Asia Pacific, we were able to delay passing on these raw material price decreases to our customers, and so margins and also performance in the first quarter 2002 was higher. In Europe, the highly competitive nature of the market has required that we pass on raw material prices to our customers quickly, which has reduced our margins from sales in Europe. Although these margins are recovering from the very low levels experienced during 2001, the level in 2002 is not yet satisfactory. We have however managed to gain benefits from our internal actions to increase efficiency and thus operating profit in Europe also increased as compared to the first quarter 2001.

Depreciation and amortization charges were at the same level as previous year for the same period.

There were no restructuring expenses during first quarter of 2002.

Oil Field Chemicals

Operating profit for oil field chemicals increased 23% to (euro)1.6 million from
(euro)1.3 million in the same period last year.

Operating expenses increased 28% to (euro)17 million from (euro)13.2 million mainly due to the increase in sales. As margin level remained essentially constant this gave rise to an increase in operating profit.

Other operations

Operating profit associated with other operations increased 11%, to a loss of -(euro)5 million from a loss of -(euro)5.6 million. Operating expenses during the same period decreased, mainly due to the full effect of savings achieved through restructuring efforts implemented in late 2000 and during 2001.

Depreciation and amortization charges decreased with 5% and were (euro) 3.7 million at the end of the first quarter 2002. Amortization of goodwill for the first quarter of 2002 was (euro)3.6 million compared to (euro)3.7 million in first quarter of 2001.

Operations that have been sold

Operating profit decreased to nil from (euro)1.3 million, due to sale of our polyester business in April 2001.There are no businesses reported in this segment during the first quarter 2002.

Finance cost

                                  Three-Month Period from
                                  January 1 to March 31
                                  (euro millions)

                                  2002                  2001
                                  12.9                  20.1

Finance costs decreased 36% to (euro)12.9 million from (euro)20.1 million.

Net interest expense in the period was (euro)15.6 million compared to (euro)20.0 million in the same period last year. Net interest expense reduction of
(euro)4.4 resulted mainly from repayment of senior bank loans with proceeds from the sale of our polyester business. The rest of the reduction in Finance costs,
(euro)2.7 million, is attributable to Other financial expense with a positive impact of foreign exchange differences totaling (euro)4.2 million and a negative impact from other financial expense (net) of (euro) 1.6 million, mainly a result of early amortization of capitalized loan arrangement fees.

Share of results in associates and joint ventures

                                  Three-Month Period from
                                  January 1 to March 31
                                  (euro millions)

                                  2002                  2001
                                  -1.1                  5.2

Share of results in associates and joint ventures decreased to a loss of -(euro)1.1 million from a profit of (euro)5.2 million. This result is mainly attributable to our 40% investment in the Methanor v.o.f. joint venture. There has been a significant reduction in methanol prices since first quarter of 2001 and this has resulted in weaker performance for Methanor v.o.f.

Income tax expense

                                  Three-Month Period from
                                  January 1 to March 31
                                  (euro millions)

                                  2002                  2001
                                  1.4                   1.7

Income tax was essentially stable in the first quarter of 2002 as compared to the first quarter of 2001.

Minority interest expense

                                  Three-Month Period from
                                  January 1 to March 31
                                  (euro millions)

                                  2002                  2001
                                  0.9                   0.6

Minority interest expense increased to (euro)0.9 million in the first quarter of 2002 from (euro)0.6 million in the first quarter of 2001. This increase was mainly due to good performance for our Asian majority owned companies.


Net loss

                                  Three-Month Period from
                                  January 1 to March 31
                                  (euro millions)

                                  2002                  2001
                                  -4.2                  -9.1

Net loss decreased 54% to a loss of -(euro)4.2 million in first quarter of 2002 from a loss of -(euro)9.1 million in first quarter of 2001. This was attributable to the higher operating profit and lower financial expenses, offset by the lower share of result in associates and joint ventures and higher minority interest expense.

Liquidity and financial condition

In the first quarter of 2002 liquidity remained largely at the same level as at the end 2001. Working capital increased during the quarter by (euro)13.1 million and we received an equity contribution of (euro)7 million from our owners in March.

Cash level was reduced from the end of 2001, due to the fact that we made the two remaining prepayments of senior long-term loans for (euro)12.0 from the proceeds received from the sale of our Polyester business.

During the first quarter of 2002 we also repaid (euro)2.3 million short-term loans that we had drawn from our (euro)100 revolving credit facility during the first quarter. Consequently at March 31, 2002, we had a total of (euro)94.2 million outstanding under the (euro)100 million revolving credit facility, consisting of (euro)84.2 million short-term loans and (euro)10.0 million guarantees and letters of credit. We also made (euro)22.8 million interest payments in the first quarter, including a (euro)15.3 million interest payment under the senior notes.

Liquidity has continued to improve in the beginning of the second quarter of 2002 and we have repaid a further (euro)4.8 million in short-term loans under the revolver in April and (euro)5.0 million in May.

We were in compliance with all financial undertakings (covenants) under our senior credit agreement for the 12 month period ending March 31, 2002.

At the end of March, our net debt stood as follows:

                                      March 31,2002          December 31, 2001
                                                (euro millions)

Gross debt, nominal value             661.0                  668.7
Capitalised fees                      -26.8                  -28.0
Gross debt, carrying value            634.0                  640.7

Cash                                   45.0                   59.5
Marketable securities                   1.7                    1.7
Net Debt                              587.3                  579.5


Capital Expenditures

Capital expenditures during the first quarter of 2002 were (euro)2.7 million. This expenditure was mainly for replacement investments at several sites.

Quantitative and Qualitative Market Risk Disclosure

Financial Risk Management

Our business operations give rise to market risks exposure due to changes in foreign exchange and interest rates. Also our high level of debt exposes us to the changes in interest rates. To manage these risks, we enter into hedging transactions and generally use derivative financial instruments, pursuant to established guidelines and policies, which enable us to mitigate the adverse effects of financial market risk. These hedging instruments are classified in a manner consistent with the item being hedged, meaning that the associated asset and liability items are marked-to-market at each balance sheet date through current period earnings.

We do not anticipate any material adverse effect on our consolidated position, result of operations, or cash flows, resulting from the use of derivative financial instruments. We cannot guarantee, however, that our hedging strategies will be effective, or that translation losses can be minimized or forecasted accurately.

Foreign Exchange Risk and Interest Rate Risk

Our operations are conducted by many entities in many countries, and accordingly, our results of operations are subject to currency transaction risk and currency translation risk. Dynea's historical results were particularly affected by exchange rate fluctuations between the euro and other currencies, such as the U.S. dollar, the Norwegian kroner, the Canadian dollar and the Swedish krona and by exchange rate fluctuations between the Norwegian kroner against other currencies, such as the U.S. dollar. Foreign exchange exposures are managed against various local currencies, as we have a significant amount of worldwide production and sales.

Because we have global investments, production facilities and other operations, we have assets and liabilities and cash flows in currencies other than the euro. The equity changes caused by movements in foreign exchange rates are shown as translation difference in our financial statements. We hedge our exposures on a net exposure basis using foreign currency forward contracts. Dynea International's main exposures are related to assets and liabilities denominated in the currencies of the United States, Norway and Canada. Our businesses includes a large portion of cross border and other sales incurring foreign exchange transaction risks, as well as raw material sourcing and other costs in various currencies. Our main adhesive resin business sales are, however, largely conducted within a limited geographic area near our production sites, which somewhat limits our foreign exchange transaction exposures.

Our main objective of interest rate risk management will continue to be to reduce our total funding cost and to alter the interest rate exposure to the desired risk profile. Under the terms of the senior credit agreement, we are required to hedge at least 50% of the aggregate amount of the senior term loans through interest rate protection agreements for a period of at least three years. We have historically primarily borrowed in the euro, U.S. dollar, Canadian dollar, Norwegian kroner and Swedish krona, among other currencies. Our historical policy was to hedge approximately 50% of borrowings against future movements in interest rates.

Interest Rate Exposure

As of March 31, 2002, Dynea International had (euro)317.6 million in syndicated long-term variable rate debt, of which (euro)187.2 million was hedged through LIBOR-based participating swaps that had a remaining average life of approximately 1 year. These swaps effectively hedge for 50% interest rate change until the defined capped rate of interest, after which the hedge is 100%. Capped interest rates for Norwegian kroner, Canadian dollar and euro were 8%, 7% and 5%, respectively. In addition, Dynea International has U.S. dollar denominated caps with 2 different capped interest rates. One contract with nominal value of $10 million has a capped rate of 7.50% and the other contract with a nominal value of $30.5 million has a capped rate of 7.25%. An interest rates average increase of 25 basis points would cause Dynea International's annual interest expense to increase about (euro)0.5 million, with those interest rates being below the capped rates of interest.

Interest rate swaps involve the exchange of floating for fixed rate interest payments to effectively convert floating rate debt into fixed rate debt. The fair value of Dynea International's interest rate derivatives outstanding as of March 31, 2002 and March 31, 2001 were -(euro)3.1 and -(euro)2.6 million, respectively.

     Interest Rate Swaps     Notional
                             Amount             Maturity
                             ----------------   ------------------------------
                             (euro millions)
Variable to Fixed:
     Norwegian kroner .....  39.7               October  2003
     Euro .................  14.3               December 2002
     U.S. dollar ..........  92.8               December 2002 / January 2003
     Canadian dollar ......  40.4               December 2002 / January 2003

Short-term loans also involve interest rate risk. The Company mainly borrows under revolving credit facility to cover working capital and other needs. The balance of revolving credit facility was (euro)84.2 million as of March 31, 2002.

Foreign Currency Exchange Rate Exposure.

At March 31, 2002, Dynea International had foreign exchange contracts outstanding in various currencies. Dynea International's primary net foreign currency exposures at March 31, 2002 included U.S. dollar, Norwegian kroner and Canadian dollar. Consistent with the nature of the economic hedge of such foreign currency exchange contracts, decreases or increases of the underlying instrument or transaction being hedged would offset the corresponding unrealized gains or losses, respectively. The fair value of Dynea International's foreign exchange forward contracts that were outstanding as of March 31, 2002 and March 31, 2001, were -(euro)3.1 and -(euro)7.4 million, respectively.

Dynea International Oy

1st Quarter 2002

Dynea International Oy and Subsidiaries
Consolidated condensed income statement

(unaudited)
(all amounts in(euro)millions )                    3 months ended     3 months ended    12 months ended
                                                    March 31,2002      March 31,2001    December 31,2001

Sales                                                  238.2              294.1             1,049.6

Other operating income                                   3.1                3.0               11.3

Expenses                                               215.6              273.8              985.9
Depreciation and Amortization                           13.6               15.1               56.5
Restructuring and other related items                                       0.1                3.2
                                                 ----------------------------------------------------------
Operating profit                                        12.1                8.1               15.3
Finance costs
  Interest expense, net                                -15.6              -20.0              -73.7
  Other financial expense                                2.7               -0.1               -6.5
Total finance costs                                    -12.9              -20.1              -80.2

Share of result of associates and joint ventures        -1.1                5.2                9.7
                                                 ----------------------------------------------------------
Loss before income tax and minority
interests                                               -1.9               -6.8               -55.2

Income tax benefit (expense)                            -1.4               -1.7                7.6

Minority interests                                      -0.9               -0.6               -2.4
                                                 ----------------------------------------------------------
Net loss                                                -4.2               -9.1               -50.0
                                                 ==========================================================

Dynea International Oy and Subsidiaries
Consolidated condensed balance sheet


(unaudited)
(all amounts in(euro)millions )
                                                        As at March 31,  As at March 31,    As at December
                                                             2002               2001            31, 2001
ASSETS
Non-current assets
Intangible assets                                            265.8             273.8              269.2
Property, plant and equipment                                453.3             505.1              457.3
Investments in associates and joint ventures                  38.7              48.1               39.3
Other non-current assets                                       3.0              51.2                3.0
                                                       -------------------------------------------------------
                                                             760.8             878.2              768.8

Current assets
Inventories                                                   75.3             100.0               73.5
Receivables                                                  154.7             181.8              148.6
Other current assets                                          12.2             101.9               13.0
Cash and cash equivalents                                     45.0              44.5               59.5
                                                       -------------------------------------------------------
                                                             287.2             428.2              294.6

Total assets                                               1,048.0           1,306.4            1,063.4
                                                       =======================================================


SHAREHOLDERS' EQUITY AND LIABILITIES
Shareholders equity
Share capital                                                288.0             281.0              281.0
Retained deficit                                            -124.6            -100.5             -108.3
                                                       -------------------------------------------------------
                                                             163.4             180.5              172.7

Minority interests                                            11.4               9.0               10.0

Non-current liabilities
Borrowings                                                   524.2             626.5              517.5
Other non-current liabilities                                 86.3             116.1               87.0
                                                       -------------------------------------------------------
                                                             610.5             742.6              604.5

Current liabilities
Borrowings and current portion of long-term debt             109.8              99.6              121.7
Accounts payable                                              87.7             119.5               82.9
Other current liabilities                                     65.2             155.2               71.6
                                                       -------------------------------------------------------
                                                             262.7             374.3              276.2

Total liabilities                                            873.2           1,116.9              880.7

Total equity and liabilities                               1,048.0           1,306.4            1,063.4
                                                       =======================================================

Dynea International Oy and Subsidiaries
Consolidated condensed cash flow statement

(unaudited)
(all amounts in(euro)millions )

                                                       3 months ended    3 months ended    12 months ended
                                                        March 31,2002    March 31,2001    December 31,2001

Cash flow from operating activities
Net loss                                                    -4.2              -9.1             -50.0
 Adjustments, total                                         29.9              32.3             135.3
Net profit before change in net working capital             25.7              23.2              85.3
 Change in net working capital                             -13.1             -29.4              37.4

Cash generated from operations                              12.6              -6.2             122.7

 Interest received                                           0.4               1.3              11.4
 Interest paid                                             -22.8             -29.8             -87.5
 Other financial income and expense                          0.5              -1.5              -9.4
 Income tax refund /(taxes paid)                             0.5               0.6             -36.9

Net cash (used in) provided by operating activities         -8.8             -35.6               0.3

Acquisitions
Disposals of businesses                                                        1.9              67.2
Purchase of property, plant and equipment                   -2.6              -5.1             -28.9
Other investing cash flow, net                                                 1.0               7.8
                                                      -----------------------------------------------------
Net cash used in investing activities                       -2.6              -2.2              46.1

Issuance of share capital/capital contribution              15.2               4.5              34.5
Net proceeds from borrowings                               -19.3              37.6             -61.8
                                                      -----------------------------------------------------
Net cash provided by ( used in) financing activities        -4.1              42.1             -27.3

(Decrease)/ Increase in cash and cash equivalents          -15.5               4.3              18.8

Movement in cash and cash equivalents
At start of the interim period                              59.5              40.2              40.2
Effect of exchange rates                                     1.0                                 0.2
Decrease/increase                                          -15.5               4.3              19.1
                                                      -----------------------------------------------------

At end of the interim period                                45.0              44.5              59.5
                                                      =====================================================


Consolidated condensed statement of changes in equity

                                    Issued and Paid   Issued but not Paid   Retained        Cumulative
                                     Share capital      Share Capital       deficit         Translation       Total
                                                                                            difference

Balance at 1 January 2001                276.5               4.5             -71.5             -9.5           200.0
Transfers                                 4.5               -4.5
Translation adjustment                                                                         -10.4          -10.4
Net loss                                                                      -9.1                             -9.1
                                   ------------------------------------------------------------------------------------
Balance at 31 March 2001                 281.0               0.0             -80.6             -19.9          180.5


Balance at 1 January 2002                281.0               0.0             -83.3             -25.0          172.7
Shares issued                             7.0                                                                   7.0
Translation adjustment                                                                         -12.1          -12.1
Net loss                                                                      -4.2                             -4.2
                                   ------------------------------------------------------------------------------------
Balance at 31 March 2002                 288.0               0.0             -87.5             -37.1          163.4

Dynea International Oy and Subsidiaries
Notes to interim consolidated condensed financial statements


1.   Accounting policies

These unaudited interim consolidated condensed financial statements are prepared in in accordance with International Accounting Standard 34 Interim Financial Reporting. The accounting policies used in the preparation of the interim financial statements are consistent with those used in the Company's consolidated financial statements for the year ended December 31, 2001.

Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

2. Segment information

(unaudited)
(all amounts in(euro)millions)

                                       3 months ended    3 months ended  12 months ended
                                       March 31,2002     March 31,2001    December 31,2001
Sales

     Bonding & Surfacing                  213.0             241.6            915.9
     Oil Field Chemicals                   18.9              14.7             66.6
     Other operations                       6.3               6.8             25.0
     Operations that have been sold         0.0              31.0             42.1
     ------------------------------------------------------------------------------

     Total sales                          238.2             294.1           1049.6

Operating profit

     Bonding & Surfacing                   15.5              11.1             37.6
     Oil Field Chemicals                    1.6               1.3              5.5
     Other operations                      -5.0              -5.6            -24.5
     Operations that have been sold           0               1.3             -3.3
     ------------------------------------------------------------------------------
     Total                                 12.1               8.1             15.3


In 2001 the reported sales and operating profit in respect of operations that have been sold also includes the Polyester segment that has been sold on April 30, 2001.


Dynea International Oy and Subsidiaries
Notes to interim consolidated condensed financial statements

3. Commitments and contingencies

                                          3 months ended      12 months ended
                                          March 31,2002        December 31,2001

     Loans against which pledges and
     mortgages have been given:
     Loans from credit institutions          651.8                668.7

     Chattel mortgages                        58.9                 58.9
     Real estate mortgages                   249.8                251.6
     Other securities given                  501.6                521.6
                                          -------------------------------------
     Collaterals total                       810.2                832.0

     Other securities                          1.2                  1.2

     Leasing commitments
     Portion falling due during the next
     financial year                            4.9                  5.0
     Portion for subsequent years             18.3                 19.9
                                          -------------------------------------
     Total                                    23.3                 24.9

Nominal and fair values of derivative financial instruments

                                          -------------------------------------------------------------------------
                                          3 months ended March 31, 2002          12 months ended December 31, 2001
                                          -------------------------------------------------------------------------
                                          Nominal                Fair               Nominal               Fair
                                           amount               value                amount              value
                                          -------------------------------------------------------------------------

Derivative financial instruments

     Interest rate swaps and caps          187.2                 (3.1)               184.6               (3.7)
     Foreign exchange forward contracts    245.8                 (3.1)               362.8               (1.6)

Maturity of interest rate swap contracts:

     Under 1 year                          147.5                 (2.9)               109.2               (2.1)
     2-5 years                              39.7                 (0.2)                75.4               (1.6)

Fair values of the interest rate swaps and foreign exchange forward contracts are recognised in the Balance Sheet under Current Assets or Current Liabilities. Positive and negative fair values of financial instruments are shown under Receivables or Other Current Liabilities in accordance with IAS 39. The nominal amounts of derivatives summarized in the above table do not represent amounts exchanged by parties and, thus, are not a measure of Dynea International's exposure from its use of derivatives. The nominal amounts for the forward exchange contracts include positions, which have been effectively closed off.

Dynea International Oy and Subsidiaries
Notes to interim consolidated condensed financial statements

4. Related Party Transactions

Sales and Purchases of Goods

Dynea International sold products at market prices, to Paroc, Sydsvenska Kemi AB and other companies, controlled by Industri Kapital, totalling approximately(euro)2.8 million for the period from January 1, 2002 to March 31, 2002 and(euro)10.4 million during the year ended December 31, 2001. At March 31, 2002, Dynea International had receivables of (euro) 1.5 million related to these sales.

Dynea International purchased materials and supplies, at market prices, from Sydsvenska Kemi AB and other companies, controlled by Industri Kapital, totalling approximately(euro)0.6 million for the period from January 1, 2002 to March 31, 2002 and (euro) 3.9 million during the year ended December 31, 2001. At March 31, 2002, Dynea International had payables of (euro) 0.1 million related to these purchases.

Dynea International purchased materials and supplies, at market prices, from associates, totalling approximately(euro)3.2 million for the period from January 1, 2002 to March 31, 2002 (euro)17.3 million during the year ended December 31, 2001.

Other Income and Expenses

A service agreement exists between Dynea International, and Dynea Oy to provide management and support services. These management and support expense charges, totalling amounted to(euro)1.6 million for the period from January 1, 2002 to March 31, 2002 and to (euro) 7.1 million in 2001.

5. Subsequent event

There are no major subsequent events.